RUBICON MINERALS CORPORATION

FIRST QUARTER ENDED MARCH 31, 2005

Interim Consolidated Financial Statements

(Unaudited)

The Company's auditor has not performed a review of these interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333     Toll free: 1.866.365.4706     Fax: 604.623.3355     E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets - Unaudited
As at March 31, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	March 31	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current Assets
Cash and cash equivalents	$4,529,027	$6,941,848
Amounts receivable	672,843	263,731
Prepaid expenses	112,546	64,202
	5,314,416	7,269,781

Investments (note 4)	4,321,643	3,177,783
Equipment - net of accumulated amortization of	53,292	56,604
$111,081(2004 - $107,159)
Deferred property costs	22,491,870	19,815,494
	$32,181,221	$30,319,662

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,029,558	$897,397

Non-controlling interest	461,250	474,340

Shareholders' equity
Share capital (note 6(a) )	40,277,412	39,184,721
Contributed surplus	2,909,724	1,960,463
Deficit	(12,496,723)	(12,197,259)
	30,690,413	28,947,925
	$32,181,221	$30,319,662

Approved by the Board of Directors

"David W. Adamson"	"John R. Brodie"
David W. Adamson	John R. Brodie, FCA
Director	Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit - Unaudited
For the periods ended March 31, 2005 and March 31, 2004
(Expressed in Canadian Dollars)

	Three months ended March 31
	2005	2004

Expenses

Amortization	$3,922	$2,835
Consulting	41,881	22,590
Investor Relations	73,410	114,230
Office	40,025	66,310
Professional fees	43,640	76,651
Rent	19,389	17,004
Salaries	149,303	101,085
Stock-based compensation (note 5)	983,525	628,000
Telephone	2,751	1,861
Transfer agent and regulatory filing fees	68,128	30,636
Travel & accommodation	10,048	7,188
Write-off of deferred property costs	46,325	-

Loss before other items	(1,482,347)	(1,068,390)
Future income tax recovery (note 6(a))	1,043,943	-
Gain on sale of investments	116,434	-
Equity loss	(25,000)	-
Allocation of subsidiary's loss to minority interest	13,090	33,413
Interest and other income	34,416	49,361

Net loss for the period	(299,464)	(985,616)
Deficit, beginning of period	(12,197,259)	(8,114,423)
Deficit, end of period	$(12,496,723)	$(9,100,039)

Loss per share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding	56,275,401	52,266,900

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows - Unaudited
For the three months ended March 31, 2005 and March 31, 2004
(Expressed in Canadian Dollars)

	Three months ended March 31
	2005	2004

Cash Provided by (Used for)
Operating Activities
Net loss for the period	$(299,464)	$(985,616)
Adjustment for items which do not involve cash:
Stock-based compensation	983,525	628,000
Amortization	3,922	2,835
Equity loss	25,000	-
Future income tax recovery	(1,043,943)	-
Gain on disposal of investments	(116,434)	-
Allocation of subsidiary's loss to minority interest	(13,090)	(33,413)
Write-off of deferred property costs	46,325	-
	(414,159)	(388,194)

Changes in non-cash working capital components:
Prepaid expenses	(48,344)	(282,970)
Amounts receivable	(409,112)	(120,676)
Accounts payable and accrued liabilities	132,161	(232,605)
Non-controlling interest	-	6,775
	(739,454)	(1,017,670)

Investing Activities
Deferred property costs	(3,329,688)	(2,115,343)
Purchase of investments	(1,179,025)	-
Proceeds on sale of investments	200,558	-
Purchase of equipment	(610)	-
	(4,308,765)	(2,115,343)

Financing Activities
Common shares issued for cash	2,199,568	352,665
Share issue costs	(126,898)	-
Recovery of property costs incurred	525,261	532,555
Management and administration received	37,467	41,127
	2,635,398	926,347

Net cash used during the period	(2,412,821)	(2,206,666)
Cash and cash equivalents, beginning of period	6,941,848	11,302,074

Cash and cash equivalents, end of period	$4,529,027	$9,095,408

* Supplemental Disclosure of Non-Cash Investing and Financing

Activities

During the three months ended March 31, 2005, the Company issued 25,000 (2004 - 15,000) of its common shares with a value of $29,700 ($21,900) and received common shares of other companies with a value of $73,959 (2004 - $138,821) pursuant to the terms of property and joint venture agreements.

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off	Balance
	December	Expenditures	or	March 31,
	31, 2004	2005	Recovery	2005
			2005
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	3,126,698	75,180	-	3,201,878
Exploration costs
Geological and geochemical	1,269,028	39,595	-	1,308,623
Drilling	3,607,896	2,021,647	-	5,629,543
Geophysical	101,147	-	-	101,147
Travel and accommodation	136,750	36,275	-	173,025
Other	31,296	265	-	31,561
	8,272,815	2,172,962	-	10,445,777

Other Red Lake Properties
Acquisition and option payments	438,863	30,038	(58,750)	410,151
Exploration costs
Geological and geochemical	736,717	57,667	(30,296)	764,088
Drilling	596,423	227,702	(224,537)	599,588
Geophysical	280,310	-	-	280,310
Travel and accommodation	69,470	2,190	(1,385)	70,275
Other	2,981	7,377	(18)	10,340
Administration fees (earned)	(436,044)		(23,294)	(459,338)
	1,688,720	324,974	(338,280)	1,675,414

McCuaig JV Project
Acquisition and option payments	103,940	-	-	103,940
Exploration costs
Geological and geochemical	439,501	784	-	440,285
Drilling	1,143,647	-	-	1,143,647
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	-	-	2,000
Administration fees (earned)	(27,378)	-	-	(27,378)
	1,721,327	784	-	1,722,111

English Royalty Division Properties
Acquisition and option payments	171,332	-	(71,203)	100,129
Exploration costs
Geological and geochemical	244,869	37,597	-	282,466
Travel and accommodation	5,529	3,388	-	8,917
Other	107	-	-	107
	421,837	40,985	(71,203)	391,619

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at March 31, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off	Balance
	December	Expenditures	or	March 31,
	31, 2004	2005	Recovery	2005
			2005

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	244,242	-	-	244,242
Exploration costs
Geological and geochemical	447,445	14,248	-	461,693
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,569	193	-	10,762
Other	3,580	-	-	3,580
	830,376	14,441	-	844,817

Golden Promise Trend Properties
Acquisition and option payments	148,426	20,370	(31,580)	137,216
Exploration costs
Geological and geochemical	253,354	122,325	(114,869)	260,810
Drilling	172,065	10,847	(9,474)	173,438
Geophysical	54,579	-	-	54,579
Travel and accommodation	7,736	-	(3,003)	4,733
Other	-	71	(71)	-
Administration fees (earned)	(178,844)	-	(12,038)	(190,882)
	457,316	153,613	(171,035)	439,894

Avalon Trend Properties
Acquisition and option payments	159,783	-	-	159,783
Exploration costs
Geological and geochemical	255,677	21,096	(9,212)	267,561
Drilling	-	7,557	(7,557)	-
Travel and accommodation	4,179	376	-	4,555
Other	725	418	(26)	1,117
Administration fees (earned)	(42,671)	-	(1,436)	(44,107)
	377,693	29,447	(18,231)	388,909

Glenwood-Botwood Trend Properties
Acquisition and option payments	402,350	-	(1,650)	400,700
Exploration costs
Geological and geochemical	1,014,989	154,755	(7,689)	1,162,055
Drilling	291,101	337,391	-	628,492
Geophysical	256,029	-	-	256,029
Travel and accommodation	10,026	902	-	10,928
Administration fees (earned)	(42,913)	-	(699)	(43,612)
	1,931,582	493,048	(10,038)	2,414,592

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at September 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off	Balance
	December	Expenditures	or	March 31,
	31, 2004	2005	Recovery	2005
			2005

New World Trend Property
Acquisition and option payments	69,690	-	-	69,690
Exploration costs
Geological and geochemical	303,445	7,660	-	311,105
Drilling	567	1,583	-	2,150
Travel and accommodation	1,860	-	-	1,860
	375,562	9,243	-	384,805

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	89,692	24,480	(27,900)	86,272
Exploration costs
Geological and geochemical	248,771	76,068	(46,325)	278,514
Drilling	291,734	-	-	291,734
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	5,100	-	27,087
Other	225	24	-	249
	735,046	105,672	(74,225)	766,493

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	1,044,955	-	-	1,044,955
Exploration costs
Geological and geochemical	371,232	-	-	371,232
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)
	2,057,935	-	-	2,057,935

ARIZONA
Yuma King Property
Acquisition and option payments	54,202	6,340	-	60,542
Exploration costs
Geological and geochemical	16,484	-	-	16,484
Travel and accommodation	1,188	210	-	1,398
	71,874	6,550	-	78,424

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at September 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance	Gross	Write-off	Balance
	December	Expenditures	or	March 31,
	31, 2004	2005	Recovery	2005
			2005

NEVADA
Other Properties
Acquisition and option payments	765,850	7,669	-	773,519
Exploration costs
Geological and geochemical	107,561	-	-	107,561
	873,411	7,669	-	881,080

Deferred Property Costs	19,815,494	3,359,388	(683,012)	22,491,870

Property Costs Written off and recoveries
Newfoundland base metal properties	46,325
Aggregate cost recoveries and administration fees received	636,687
	683,012

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of economic grade ore on any of its properties. The Company's ability to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify an economic ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

The Company will require additional equity financing and/or the exercise of warrants expiring in August 2005 to fund its working capital requirements, maintain and explore its mineral properties beyond the end of 2005 and or invest in Africo to maintain its current percentage ownership.

  BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiary - Toquima Minerals Corporation at March 31, 2005 and December 31, 2004. The investment in Africo Resources Ltd. is accounted for on the equity basis. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2004.

All intercompany balances have been eliminated.

Deferred Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Deferred property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued) Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company's financial instruments consists of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company's investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

Stock option-based awards made to consultants and employees are recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued) Flow through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to deferred property costs.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2004, the Company does not have any asset retirement obligations.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

  RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2005, the Company accrued $40,000 in legal fees to a law firm of which a partner is a director of the Company.

  INVESTMENTS

As at March 31, 2005 and December 31, 2004, the Company owned common shares in public and private companies as follows:

	March 31, 2005	March 31, 2005	December 31, 2004	December 31, 2004
	Aggregate cost	Market value	Aggregate cost	Market value
Public companies	$804,249	$619,641	$814,414	$611,927
Private company (a)	$3,517,394	-	$2,363,369	-
	$4,321,643	$691,641	$3,177,783	$611,783

(a) Investment in Africo Resources Ltd. ("Africo")

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company and subsequently resold part of its investment in Africo for a gain of $684,174. As at December 31, 2004, the Company owned 35.6% of Africo with a book value of $2,363,369 (net of equity loss). During the quarter ended March 31, 2005, Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide additional working capital to complete its feasibility study.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  INVESTMENTS (Continued)

(a) Investment in Africo Resources Ltd. ("Africo") (Continued)

The Company agreed to participate up to $2.13 million in the private placement of which $1,150,000 has been advanced as at March 31, 2005. The Company advanced the remainder $980,000 in April 2005. As at March 31, 2005, the Company carried its investment in Africo with a book value of $3,517,394 (net of equity loss and including the advances for the private placement). Assuming the Africo financing is completed in its entirety, the Company will own 36.8% of Africo on completion of the proposed financing.

Africo controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. There is no quoted market value for the Company's investment in Africo.

  STOCK-BASED COMPENSATION

The Company applies the fair value method of accounting for all stock-based compensation awards. For the three months ended March 31, 2005, the Company granted 1,825,000 stock options to directors and officers and 100,000 broker compensation warrants. The Company recorded $983,525 in stock-based compensation expense and $9,936 in share issue costs. The fair value of these options and warrants were calculated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 44.81 to 48.14%, risk-free interest rate of 4.5% and an expected option life of 2 to 5 years.

  SHARE CAPITAL

(a) Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share	Number of Shares	Amount
Balance as at December 31, 2004		55,006,031	$39,184,721
Private placement (1)	$1.40	1,000,000	1,263,166
Warrants exercised	$1.05 to $1.25	482,493	559,318
Stock option exercised (2)	$0.83 to $1.48	300,000	284,450
Mineral properties	$1.17 to $1.20	25,000	29,700
Flow-through renunciation (3)		-	(1,043,943)
Subtotal		1,807,493	1,092,691
Balance as at March 31, 2005		56,813,524	$40,277,412

(1) Flow through financing - net of share issue costs $136,834 (includes $9,936 in stock-based compensation costs).

(2) Includes $44,200 in fair value originally allocated to contributed surplus

(3) The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital caused by the amount of temporary taxable difference created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See note 2

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  SHARE CAPITAL (Continued)

(b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the three months ended March 31, 2005

	2005
		Weighted -
	Number of options	Average
		Exercise
		Price
Balance as at December 31, 2004	3,486,625	$1.11
Granted	1,825,000	$1.18
Exercised	(300,000)	$0.80
Cancelled/Expired	(153,625)	$1.12
Balance as at March 31, 2005 *	4,858,000	$1.15

* As at March 31, 2005, the weighted-average remaining contractual life of stock options outstanding was 4.14 years.

(c) Summary of stock options and warrants outstanding as at March 31, 2005:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Stock Options	200,000	1.16	06/08/07
	100,000	1.15	07/09/07
	225,000	0.84	07/18/07
	1,012,000	0.83	08/08/07
	711,000	1.48	01/27/09
	20,000	1.30	07/12/09
	415,000	1.21	12/31/09
	1,425,000	1.18	01/06/10
	400,000	1.18	01/28/10
	20,000	1.17	10/20/13
	30,000	1.35	11/03/13
	300,000	1.45	12/10/13
Total Stock Options	4,858,000

	Number
Type of Issue	Outstanding	Exercise Price	Expiry Date

Warrants	713,736	1.05	08/22/05
	5,029,029	1.25	08/22/05
	159,350	1.40	12/23/06
	35,714	1.40	12/30/06
	100,000	1.40	01/28/07
Total Warrants	6,037,829

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
March 31, 2005
(Expressed in Canadian Dollars)

  COMMITMENTS
  At March 31, 2005, the Company has $236,684 in remaining lease payments for the use of its Vancouver office.

  At March 31, 2005, the Company is committed to incur $1.6 million in eligible exploration expenditures prior to December 31, 2005 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

  The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company's discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

  LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

  SUBSEQUENT EVENTS

Subsequent to March 31, 2005:

Share issuances and stock options

The Company issued 15,000 common shares @$1.14 per share pursuant to a mineral property agreement. Options to purchase 11,000 common shares at $1.48 per share expired.

Investment in Africo Resources Ltd.

The Company advanced an additional $980,000 to Africo Resources Ltd. ("Africo") for a total of $2,130,000 to complete its share of the Africo Resources Ltd. equity financing which is expected to close in May 2005. Assuming the Africo financing is completed in its entirety, the Company will own 36.8% of Africo post closing. See note 4(a). There is no quoted market for the Company's investment in Africo.